UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: April 29, 2020

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

255,433 Units consisting of:

79,351 Shares of Class A Voting Common Stock

and

176,082 Shares of Class B Non-Voting Common Stock

Item 9. Other Events

The Company is not able to meet its filing deadline for its annual report on Form 1-K pursuant to 17 CFR §230.257 due to circumstances relating to coronavirus disease 2019 (COVID-19). The Company has published this fact on its public website and has disclosed that it is relying on §230.257(f). The Company notes its obligation to file its annual report on Form 1-K within 45 days of the original filing deadline. The Company hereby states in good faith that it could not file its annual report on Form 1-K on a timely basis because its auditors were unable to complete the audited financial reports in a timely manner due to circumstances related to coronavirus disease 2019 (COVID-19).

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEEL THE WORLD, INC.

Date: April 29, 2020	By:	/s/ Lena Phoenix
Name: Lena Phoenix
Title: Chief Financial Officer